LIST OF SUBSIDIARIES

Subsidiary Name	State of Incorporation or Organization

Arkansas Western Gas Company	Arkansas

SEECO, Inc.	Arkansas

Southwestern Energy Production Company	Arkansas

Diamond “M” Production Company	Delaware

Southwestern Energy Services Company	Arkansas

Southwestern Energy Pipeline Company	Arkansas

A.W. Realty Company	Arkansas

Overton Partners, L.P.	Texas